Exhibit 99.4
Media release

Rio Tinto acknowledges interim report from Australian Parliamentary Committee

9 December 2020

Rio Tinto acknowledges the release today of the Joint Standing Committee on Northern Australia’s interim report following its inquiry into the destruction of rockshelters at Juukan Gorge on the land of the Puutu Kunti Kurrama and Pinikura people (PKKP) in the Pilbara region of Western Australia.

Rio Tinto reiterates its apology to the Traditional Owners, the PKKP, and remains adamant that the destruction of the Juukan rockshelters should not have occurred. The destruction of the Juukan rock shelters was wrong; it should not have happened and it does not reflect the values that Rio TInto aspires to.

Simon Thompson, Chairman of Rio Tinto, said “We recogise the destruction of the Juukan rockshelters caused significant pain to the Puutu Kunti Kurrama and Pinikura people and we are working very hard to progress a remedy with them.

“As a business, we are committed to learning from this event to ensure the destruction of heritage sites of such exceptional archaeological and cultural significance never occurs again. We have made important changes to the way we manage cultural heritage sites and our relationships with Traditional Owners, including a commitment to modernise our agreements. We recognise the importance of ensuring relationships with Traditional Owners are built on partnerships based on mutual benefit, respect and trust.”

Since the destruction of the rock shelters, Rio Tinto has worked with the PKKP on a rehabilitation programme for the Juukan 1 and Juukan 2 rock shelters and, with the PKKP, is assessing ways to protect the area for the future. This includes extending a mining moratorium around the Juukan Gorge and establishing a purpose-built facility to store artefacts discovered during heritage preservation works.

Rio Tinto has also introduced changes to ensure heritage sites of exceptional significance, like the Juukan Gorge rockshelters, are protected and preserved. These include:
•Reassessing any activities that have the potential to impact heritage sites, with an immediate focus on locations that could be impacted over the next 18 to 24 months. We will continue to review mine plans to ensure the protection of sites of exceptional cultural value and have increased monitoring of operational impacts that have the potential to impact heritage sites.

•Executive accountability for impacts to heritage sites where avoidance is not possible. This includes enhanced governance with all approvals to impact sites directly or indirectly made on a risk-managed basis by Rio Tinto Iron Ore chief executive. Where appropriate, decisions will be referred to the recently established Heritage Sub-Committee of the Rio Tinto Executive Committee and to the Board.
•A commitment to modernise our agreements with Traditional Owners. This will take time to ensure the process involves meaningful participation of Traditional Owners. In the meantime, Rio Tinto continues to work with Traditional Owners under existing agreements and has:

◦increased engagement regarding current and proposed plans for mining activities;
◦confirmed that Traditional Owners are not restricted from raising concerns about cultural heritage matters with anyone, or from applying for statutory protection of any cultural heritage sites;
◦Introduced mechanisms into our approach to respond better to new information that may emerge about cultural heritage sites;
◦Committed to realising more impactful economic and social benefits.

•Creation of a new standalone Communities and Social Performance Area of Expertise, which is aligned with the existing Health, Safety, Environment (HSE) functions, reporting to Mark Davies, Group Executive Safety, Technical and Projects and a member of the Executive Committee.  In addition, we have strengthened the operational leadership of relationships with Traditional Owners and we are strengthening our business-wide cultural competency programme to build awareness and understanding.

•A $50 million investment to increase employment opportunities for Indigenous Australians through our business and enhance Indigenous leadership in our Australian operations.

•The creation of a new role, appointing a senior Indigenous leader  as chief advisor, Indigenous Affairs who has a direct reporting line to the Iron Ore chief executive. This role is responsible for facilitating discussions with Traditional Owners.

•Ongoing consultation with Traditional Owners about a proposal to establish an Indigenous Advisory Group to help the company better incorporate Traditional Owners’ views and concerns into its operations.
Rio Tinto welcomed the opportunity to participate in the Joint Standing Committee’s Inquiry and will review the Committee’s recommendations in coming days.

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